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                            January 7, 2022

       Yifan Li
       Chief Executive Officer
       Hesai Group
       9th Floor, Building L2-B
       1588 Zhuguang Road, Qingpu District
       Shanghai 201702
       People   s Republic of China

                                                        Re: Hesai Group
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted December
21, 2021
                                                            CIK No. 0001861737

       Dear Dr. Li:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 5, 2021 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Cover Page

   1. Please disclose here and in the prospectus summary whether your auditor is subject to the determinations
announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign
Companies Accountable Act and related regulations will affect your company.
 Yifan Li
FirstName  LastNameYifan Li
Hesai Group
Comapany
January    NameHesai Group
        7, 2022
January
Page 2 7, 2022 Page 2
FirstName LastName
Summary of Combined and Consolidated Financial Data, page 19

2. We note your response to prior comment no. 3. Please clarify whether the stock-based compensation amounts included in the pro forma net loss per share were separately determined for each period as if the IPO was effective as of each reporting date. That is, explain whether the RMD49.9 stock-based compensation recorded for the nine months ending September 30, 2021 includes expenses attributable to options that were outstanding during 2020. The pro forma stock-compensation expense should be calculated assuming that the IPO was effective on January 1, 2020 for both reporting periods, and that the service conditions that were met through the IPO effectiveness date were met as of January 1, 2020.
Risk Factors
Our auditor is currently not subject to inspections by the PCAOB..., page 29

3. Please update your disclosure to reflect that the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Unaudited Consolidated Financial Statements for the Nine Months Ended September 30, 2020
and 2021
Notes to Unaudited Financial Statements
8. Derivative Liability, page F-48

4. Please revise your disclosure to clarify if the redemption value of the redeemable preferred shares is presented in thousands of RMB or thousands of USD.
17. Subsequent Events, page F-59

5. Please disclose the unrecognized compensation expense associated with share options granted subsequent to September 30, 2021.
 Yifan Li
FirstName  LastNameYifan Li
Hesai Group
Comapany
January    NameHesai Group
        7, 2022
January
Page 3 7, 2022 Page 3
FirstName LastName
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Z. Julie Gao, Esq.